UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
Commission File number:0-24975
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WebMD Practice Services, Inc. 401(k) Profit Sharing Plan (formerly Medical Manager Health Systems, Inc. 401(k) Profit Sharing Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Emdeon Corporation 669 River Drive, Center 2 Elmwood Park, NJ 07407-1361

Annual Report On Form 11-K
Financial Statements and Supplemental Schedule
WebMD Practice Services, Inc. 401(k) Profit Sharing Plan
(formerly Medical Manager Health Systems, Inc. 401(k) Profit Sharing Plan)
December 31, 2004 and 2003

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Financial Statements
and Supplemental Schedule
December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm
The Board of Trustees and Administrative Committee of the Plan
WebMD Practice Services Inc. 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the WebMD Practice Services Inc. 401(k) Profit Sharing Plan (“the Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the plan year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Merrill Lynch, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2003 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.
Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2003. The form and content of the information included in the 2003 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2004 was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Metro Park, New Jersey
September 29, 2005

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$34,550,605	$27,701,014
Participant loans	664,959	593,669
Cash	39,115	16,220
Other	8,490	179

Contribution receivables:
Employer	–	30,171
Participants	–	161,326

Net assets available for benefits	$35,263,169	$28,502,579

See accompanying notes.

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$2,044,960
Interest and dividends	705,666

Contributions:
Participant	4,950,073
Employer	847,508
Rollovers	188,661

Total additions	8,736,868

Deductions
Benefits paid directly to participants	1,954,843
Other	21,435

Total deductions	1,976,278

Net increase	6,760,590

Net assets available for benefits, beginning of year	28,502,579

Net assets available for benefits, end of year	$35,263,169

See accompanying notes.

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Notes to Financial Statements
December 31, 2004
1. Description of the Plan
The following brief description of the WebMD Practice Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
On January 1, 2004, the Plan changed its name from Medical Manager Health Systems, Inc. 401(k) Profit Sharing Plan to WebMD Practice Services, Inc. 401(k) Profit Sharing Plan.
The Plan is a defined contribution plan that covers the eligible employees of WebMD Practice Services, Inc. (the “Company”), subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
On August 5, 2005, the Company changed its name from WebMD Practice Services, Inc. to Emdeon Practice Services, Inc. The Plan is currently in the process of changing its name from WebMD Practice Services, Inc. 401(k) Profit Sharing Plan to Emdeon Practice Services, Inc. 401(k) Profit Sharing Plan.
Eligibility
Each employee of the Company automatically becomes eligible to participate in the Plan on the first day of the month immediately following the date on which such employee attains the age of 20 1/2. A participant must also complete a half of a year of service to become eligible for the Company’s discretionary contributions.
Contributions
The Plan permits each participant to make contributions of between 1 and 50 percent of their compensation for the year, not to exceed the dollar limitation in effect under the Internal Revenue Code (IRC). The Company matches $0.25 for every $1.00 an eligible participant contributes to the Plan, up to 6% of their eligible compensation.
Participants are fully vested in their contributions and earnings immediately and become vested in the Company’s matching and discretionary contributions and earnings over a six-year period. During 2004 and 2003, there were no discretionary contributions.

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment Options
All of the Plan’s investment options are participant directed.
Allocation of Earnings
Each participant’s account is credited with his or her contribution, the Company’s matching contribution, discretionary contribution, if any, and allocation of earnings based on the proportion that each participant’s account bears to the total of all participant account balances.
Forfeitures
Forfeitures of terminated, non-vested participants’ accounts are reallocated among the remaining participants in the Plan.
Payment of Benefits
Benefits may be paid upon death, disability, termination or normal retirement to the participants or their beneficiaries. These benefits are generally paid in lump-sum amounts. The Plan also permits installment distributions. Annuities are only available to participants who transferred an account from a prior plan where an annuity option was available as a form of payment. Benefits are recorded when paid.
Participant Loans
Participants may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The term of the loans range from one to five years and up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
interest at the prevailing market interest rates. The interest rate on the loan is prime plus 1%, fixed for the life of the loan. Principal and interest are paid through bi-weekly payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Administrative Expenses
All the Plan’s administrative expenses are paid by the Company.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements have been prepared on the accrual basis of accounting.
Investment Valuation
The Plan’s investments are stated at fair value, as determined by Merrill Lynch Trust Company, the Plan’s trustee, generally by reference to published market prices. Participant loans are valued at their outstanding principal balances, which approximate fair value.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Notes to Financial Statements (continued)
3. Investments
All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2004 and 2003, and net appreciation in fair value of investments, interest and dividends for the year ended December 31, 2004, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the trustee.
Individual investments that represent 5% or more of the Plan’s net assets available for benefits are summarized as follows:

	December 31
	2004	2003

Merrill Lynch Equity Index Trust	$3,737,820	$3,067,285
Merrill Lynch Retirement Preservation Trust	6,494,817	5,401,572
MFS Emerging Growth Fund	3,328,473	2,581,053
Merrill Lynch Basic Value Fund	2,291,296	1,774,970
Merrill Lynch Global Allocation Fund	3,823,353	3,140,059
Merrill Lynch Fundamental Growth Fund	2,130,023	1,774,281
During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,044,960, as follows:

Year ended
December 31
2004
Mutual funds	$1,764,280
Common stock	(98,953)
Common/collective trusts	379,633

$2,044,960

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has applied for, but has not received, a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with, and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.
5. Related–Party Transactions
Certain Plan investments are shares of mutual funds managed by Merrill Lynch Investment Manager, an affiliate of Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.
The Plan also invests in shares of WebMD Corporation, the parent of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.
6. Contingencies
The Plan is required to file its annual report on Form 11-K to the Securities and Exchange Commission. The Plan has failed to file these annual reports on Form 11-K on a timely basis and, therefore, could be subject to fines and penalties. The amount of such fines cannot be estimated by the Plan at this time. However, the Company has committed it will indemnify the Plan regarding any fines and penalties assessed.
7. Risks and Uncertainties
The Plan invests in various investments securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Notes to Financial Statements (continued)
8. Subsequent Event
On May 2, 2005, the net assets of the plan were transferred from Merrill Lynch Trust Company to Fidelity Management Trust Company, the new trustee and custodian of the Plan, and the Plan was amended to incorporate all amendments required by law through that date.

Supplemental Schedule

EIN: 59-3396629
Plan: 004
WebMD Practice Services, Inc.
401(k) Profit Sharing Plan (formerly Medical Manager
Health Systems, Inc. 401(k) Profit Sharing Plan)
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2004

		(c) Description of Investment,
	(b) Identity of Issue, Borrower,	Including Maturity Date, Rate of	(e) Current
(a)	Lessor or Similar Party	Interest, Par or Maturity Value	Value

		Common/collective trusts:
*	Merrill Lynch Trust Company	Merrill Lynch Equity Index Trust, 42,045 units	$3,737,820
*	Merrill Lynch Trust Company	Merrill Lynch Equity Index Trust Goal Manager, 3,834 units	340,816
*	Merrill Lynch Trust Company	Merrill Lynch Retirement Preservation Trust, 6,494,816 units	6,494,817
*	Merrill Lynch Trust Company	Merrill Lynch Retirement Preservation Trust Goal Manager, 133,644 units	133,644
		Mutual funds:
*	Merrill Lynch Trust Company	Merrill Lynch Fundamental Growth Fund, 123,052 units	2,130,023
*	Merrill Lynch Trust Company	Merrill Lynch Bond Fund, 114,986 units	1,377,536
*	Merrill Lynch Trust Company	Merrill Lynch Bond Fund Goal Manager, 36,757 units	440,346
*	Merrill Lynch Trust Company	Merrill Lynch Basic Value Fund, 72,280 units	2,291,296
*	Merrill Lynch Trust Company	Merrill Lynch Balanced Capital Fund, 43,704 units	1,164,704
*	Merrill Lynch Trust Company	Merrill Lynch Global Allocation Fund, 232,140 units	3,823,353
	John Hancock Funds, LLC	John Hancock Strategic Income Fund, 51,651 units	370,856
	MFS Investment Management	MFS Emerging Growth Fund, 104,145 units	3,328,473
	MFS Investment Management	MFS Emerging Growth Fund Goal Manager, 9,349 shares	298,783
	Waddell & Reed Ivy Investment Company	Ivy International Fund, 55,435 units	1,295,521
	Waddell & Reed Ivy Investment Company	Ivy International Fund Goal Manager, 11,375 units	265,835
	John Hancock Funds, LLC	John Hancock Small Cap Equity Fund,150,104 units	1,504,046
	GAM Funds, Inc.	GAM International Fund, 6,099 units	119,417
	Van Kampen Investments	Van Kampen Emerging Growth Fund, 20,533 units	793,803
	State Street Research Investment Services	State Street Research High Income Fund, 33,022 units	118,218
	Oppenheimer Funds	Oppenheimer Global Opportunity Fund, 38,756 units	1,288,635
	Oppenheimer Funds	Oppenheimer Capital Appreciation Fund, 12,156 units	501,083
	PIMCO Advisors	PIMCO PEA Innovation Fund, 24,447 units	391,635
	AllianceBernstein Investment Research and Management	AllianceBernstein Technology Fund, 6,822 units	388,978
	MFS Investment Management	MFS Government Securities Fund, 20,419 units	198,271
	MFS Investment Management	Massachusetts Investors Trust, 20,776 units	358,597
	MFS Investment Management	Massachusetts Investors Growth Stock Fund, 35,323 units	436,593
		Common stock:
*	WebMD Corporation	WebMD Corporation, 117,341 shares	957,506
		Participant loans:
*	Participants	Maturing from 1 to 20 years, at an interest rate of prime plus 1%	664,959

			$35,215,564

*	Party-in-interest.
Note: The “cost” column is not applicable because all of the Plan’s investment options are participant directed

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WebMD Practice Services, Inc. 401(k) Profit Sharing Plan
Date: November 10, 2005	By:	/s/ Andrew C. Corbin
		Name:	Andrew C. Corbin
		Title:	Executive Vice President - Finance